Exhibit 99.1

Turbogen Shares to Begin Trading on

Nasdaq Capital Market on August 31, 2026

PETAH TIKVA, Israel, Aug. 31, 2026 (GLOBE NEWSWIRE) -- Turbogen Ltd. (NASDAQ:TRBG) (TASE:TURB) (“Turbogen” or the “Company”), developer of combined heat and power systems based on multifuel microturbines, today announced that its ordinary shares have been approved for listing on the Nasdaq Capital Market (“Nasdaq”). The Company’s ordinary shares will begin trading on Nasdaq on August 31, 2026, at market open, under the ticker symbol “TRBG.” The Company will maintain the listing of its ordinary shares on the Tel Aviv Stock Exchange under the symbol “TURB.”

“We are proud and excited to achieve the milestone of listing our ordinary shares on Nasdaq,” stated Yaron Gilboa, Chief Executive Officer of Turbogen. “We believe the Nasdaq listing will help expand our global reach and raise our profile among investors and business partners.”

“This listing will make it easier for U.S.-based and international investors to be part of the Turbogen story as well as provide more liquidity for our shares and help raise our visibility among the investment and capital markets communities,” added Neta Zruya Hashai, Chief Financial Officer of Turbogen.

Sullivan & Worcester acted as Turbogen’s Israeli and U.S. legal counsel in connection with the Nasdaq listing.

About Turbogen

Founded in response to technologically address the threat of climate change and the lack of grid capacity, Turbogen Ltd. (NASDAQ:TRBG) (TASE:TURB) develops combined heat and power systems based on multifuel microturbines. These microturbines are used for local electricity, energy, and heat production. To learn more, please visit: https://turbogenchp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Turbogen is using forward looking statement in this press release when it discusses the impact of the Nasdaq listing on its profile, visibility and liquidity. Because such statements deal with future events and are based on Turbogen’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Turbogen could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2026. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Communication Contact:

IR@turbogenchp.com

IR Contact:

IR@turbogenchp.com